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                               November 10, 2020

       Evan Sotiriou
       Head of Portfolio Operations
       Healthcare Assurance Acquisition Corp.
       20 University Road
       Cambridge, MA 02138

                                                        Re: Healthcare
Assurance Acquisition Corp.
                                                            Amendment No. 2 to
Form S-1 filed November 9, 2020
                                                            File No. 333-249667

       Dear Mr. Sotiriou :

                                                        We have reviewed your
amended Form S-1 and have the following comment.

              Please respond to this letter by publicly filing an amended registration statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended registration statement, we may have additional comments.

       Amendment No. 2 to Form S-1 filed November 9, 2020

       Exclusive Forum for Certain Lawsuits, page 142

   1. With respect to actions under the Securities Act, it appears that your disclosure is not consistent with either
the carryover Risk Factor on pages 59-60 or Section 12.1(a) of
                                                        Exhibit 3.2 which
states, "The exclusive forum provision in this Section 12.1(a) shall not apply to suits brought
to enforce any duty or liability created by the Exchange Act, the
                                                        Securities Act of 1933,
as amended (the    Securities Act   ), or any other claim for which
                                                        the federal courts have
exclusive jurisdiction." Please revise the disclosure in this section.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Evan Sotiriou
Healthcare Assurance Acquisition Corp.
November 10, 2020
Page 2

       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3795 with any other questions.



FirstName LastNameEvan Sotiriou                     Sincerely,
Comapany NameHealthcare Assurance Acquisition Corp.
                                                    Division of Corporation
Finance
November 10, 2020 Page 2                            Office of Real Estate &
Construction
FirstName LastName